Exhibit 12.1
WORKIVA INC.

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Six months ended June 30,	Fiscal Year Ended December 31,
	2017	2012	2013	2014	2015	2016
Earnings
Loss before provision for income taxes	$(15,990)	$(30,585)	$(29,544)	$(41,122)	$(43,406)	$(43,953)
Fixed charges	1,712	1,921	1,211	3,106	3,257	3,176
Total earnings as defined	$(14,278)	$(28,664)	$(28,333)	$(38,016)	$(40,149)	$(40,777)

Fixed charges
Interest expense (1)	$930	$1,521	$366	$2,044	$2,025	$1,875
Estimated interest component of rental expense (2)	782	400	845	1,062	1,232	1,301
Total fixed charges as defined	$1,712	$1,921	$1,211	$3,106	$3,257	$3,176

Ratio of earnings to fixed charges	—	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(15,990)	$(30,585)	$(29,544)	$(41,122)	$(43,406)	$(43,953)

(1)	Interest expense includes amortization expense for debt issuance costs.

(2)	One-third of net rent expense is the portion deemed representative of the interest factor.